UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Marygold Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

206065203

(CUSIP Number)

Nicholas Daniel Gerber

C/O The Marygold Companies, Inc.

120 Calle Iglesia, Unit B

San Clemente, CA 92672

925-297-9465

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 2 of 7

1.		NAME(S) OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas And Melinda Gerber Living Trust
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,250,015
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,250,015
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 18,250,015
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.21%
14.		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 3 of 7

1.		NAME(S) OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Daniel Gerber
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,250,015
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,250,015
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 18,250,015
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.21%
14.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 4 of 7

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) and shares of Series B Voting, Convertible Preferred Stock, par value $0.001 per share, each of which is convertible into 20 shares of Common Stock and, until converted, has 20 votes on all matters brought before the Issuer’s shareholders (the “Series B Preferred Stock” and together with the Common Stock, the “Shares”), of The Marygold Companies, Inc. (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

The address of the principal executive offices of the Issuer is 120 Calle Iglesia, Unit B, San Clemente, CA 92672.

Item 2.  Identity and Background.

(a)	This statement on Amendment Number 2 to Schedule 13D is being filed jointly by the following Reporting Persons:
a.	The Nicholas and Melinda Gerber Living Trust (the “Gerber Trust”) is a trust organized under the laws of the state of California. The situs of the Gerber Trust is California. The principal business of the Gerber Trust is to manage and hold investments for the benefit of the Gerber Trust’s beneficiaries. The address of the principal office of the Gerber Trust, Trustee is 1850 Mt. Diablo Blvd., Suite 640, Walnut Creek, CA 94596.
b.	Nicholas Daniel Gerber, a United States citizen (“Mr. Gerber”), is the Chairman, President and Principal Executive Officer of the Issuer and the Vice President at USCF Advisers LLC. The principal business and office address for Mr. Gerber is 120 Calle Iglesia, Unit B, San Clemente, CA 92672.
(b)	The business address of the Reporting Persons are identified above in Item 2(a).
(c)	The employment status of the Reporting Persons are identified above in Item 2(a).
(d)	This filing is a second amendment to a previous Schedule 13(D) filing by the Reporting Persons.
(e)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(f)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
(g)	One reporting person is a citizen of the United States and the other is a trust organized under the laws of the state of California.

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 5 of 7

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 120,000 shares of Common Stock on May 20, 2022. The funds to purchase the Common Shares were derived from the personal funds of the Reporting Persons. An aggregate of $128,507.30 USD was paid, less transaction fees, to acquire the shares.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable

The Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Gerber in his capacity as an officer or director of the Company or by the Board of Directors (the “Board”) with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a, b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c)	Except for the shares of Common Stock purchased by the Reporting Persons identified in Item 3, the Reporting Person has not effected any transaction relating to the Company’s Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 above is hereby incorporated by this reference in this Item 6.  The Gerber Trust and Schoenberger Family Trust (the “Schoenberger Trust”), which holds the Shares of Mr. Scott Schoenberger, a member of the Issuer’s Board, have in place a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Gerber Trust and Schoenberger Trust vote all respective Shares owned by them to elect each of Messrs. Gerber and Schoenberger to the Issuer’s Board, along with other designees mutually agreed upon.

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 6 of 7

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Form 4, disclosing statement of changes in beneficial ownership, previously filed on May 23, 2022.

CUSIP No. 206065203	Schedule 13D/A Amendment No. 2	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICHOLAS AND MELINDA GERBER LIVING TRUST

Dated: September 2, 2022	/s/ Nicholas Daniel Gerber
Nicholas Daniel Gerber
Trustee

NICHOLAS DANIEL GERBER

/s/ Nicholas Daniel Gerber
Nicholas Daniel Gerber